UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)*

Under the Securities Exchange Act of 1934

ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

293614 103
(CUSIP Number)

Pavel Raifeld Chief Executive Officer Innoviva, Inc. 1350 Old Bayshore Highway Suite 400 Burlingame, CA 877-202-1097
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04216R 102

1	NAME OF REPORTING PERSON Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,345,794(1)
	8	SHARED VOTING POWER 20,000,000(2)
	9	SOLE DISPOSITIVE POWER 37,345,794(1)
	10	SHARED DISPOSITIVE POWER 20,000,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,345,794
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.93%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by INVA on April 22, 2020, June 11, 2020, and September 1, 2020.

(2)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.

(3)	Based on 47,851,779 shares of Common Stock outstanding as of February 25, 2022, as reported by the Issuer in its Form 10-K filed on March 3, 2022 plus warrants to purchase 28,672,897 shares of Common Stock previously acquired by the Reporting Persons.

CUSIP NO. 04216R 102

1	NAME OF REPORTING PERSON Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.57%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.

(2)	Based on 47,851,779 shares of Common Stock outstanding as of February 25, 2022, as reported by the Issuer in its Form 10-K filed on March 3, 2022 plus warrants to purchase 10,000,000 shares of Common Stock previously acquired by the Reporting Persons.

Explanatory Note

This Amendment No. 8 (the “Amendment No. 8”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2020 and previously amended, (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (“Common Stock”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer. Innoviva, Inc. (“INVA”) and Innoviva Strategic Opportunities LLC (“ISO”) are together referred to herein as the “Reporting Persons”. Except as specifically amended and supplemented by this Amendment No. 8, the Schedule 13D remains in full force and effect.

Item 4. Purpose of Transaction

Item 4 in Schedule 13D is hereby supplemented as follows:

On March 15, 2022 INVA revised its non-binding offer to acquire the Issuer to increase the purchase thereunder to $2.00 per share in cash. All other terms of the offer remain unchanged. The foregoing description of the revised Proposal is qualified in its entirety by reference to the full text of the communication from INVA to the Issuer, a copy of which is attached hereto as Exhibit 16 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 16 – Revised Proposal to Members of Board of Directors of the Issuer, dated March 15, 2022

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2022

INNOVIVA, INC.

By:	/s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
By: Innoviva, Inc., its managing member

By:	/s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

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